LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

March 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 001-32615

Dear Mr. Wyman:

We are in receipt of your letter to Andrew Baker dated February 22. Due to the timing of your request coming at the end of our final preparation and compilation of our annual results and Form 10-K, we respectfully request that you allow us to respond to your letter on or before March 21, 2007.

Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

/s/ Richard A. Michaelson

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors